UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.
                                (Name of Issuer)


                   Ordinary Shares, par value 1 NIS per share
                         (Title of Class of Securities)


                                    M3909Q104
                                 (CUSIP Number)


                                Paul Falick, Esq.
                                 General Counsel
                               ICC Industries Inc.
                                 460 Park Avenue
                               New York, NY 10022
                                  212-521-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 27, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  M3909Q104                                         PAGE 2 OF  PAGES 15
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      John J. Farber
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                           |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------- ------ ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    23,251,897
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                       -0-
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                       23,251,897
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------- ------ ---------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      23,251,897
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      55.16%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  M3909Q104                                         PAGE 3 OF  PAGES 15
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ICC Industries Inc.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                           |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York - U.S.A.
--------------------------- ------ ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    23,251,897
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                       -0-
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                       23,251,897
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------- ------ ---------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 23,251,897

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 55.16%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                 CO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  M3909Q104                                         PAGE 4 OF  PAGES 15
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ICC Handels A.G.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                           |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Switzerland
--------------------------- ------ ---------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    21,757,311
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                       -0-
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                        21,757,311
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------- ------ ---------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 21,757,311
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 51.61%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                 CO
------------ -------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER:
          -------------------

          The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value NIS 1 per share, of Electrochemical Industries
(1952) Ltd., an Israeli corporation (the "Company"). The Company's principal executive offices are located at Haifa Bay, Acre Industrial Area, Haifa, Israel 31019.


ITEM 2.   IDENTITY AND BACKGROUND:
          -----------------------

          This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to the Agreement of Joint Filing attached hereto as Exhibit
A:

     1.   John J. Farber, Ph.D.

          a. Business Address: c/o ICC Industries, Inc. 460 Park Avenue New York, NY 10022.


          b.    Present Principal Occupation: Dr. Farber is the
                Chairman of ICC Industries, Inc., Director of ICC
                Trading, Inc. and the Chairman of the Board of the Company.

          c. Criminal Proceedings: Dr. Farber has not, during the last five years been convicted in a criminal proceeding.

          d. Civil Proceedings: Dr. Farber, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.    Citizenship: Dr. Farber is a United States Citizen.

     2.         ICC Industries Inc.

          a.    Business Address: 460 Park Avenue, New York, NY
                10022.

          b. Present Principal Business: ICC Industries Inc. is part of a group engaged in the making, marketing and distributing chemicals, plastics and pharmaceutical products

          c. Criminal Proceedings: ICC Industries Inc. has not, during the last five years been convicted in a criminal proceeding.

          d. Civil Proceedings: ICC Industries Inc., during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e. Citizenship: ICC Industries Inc. is a corporation organized and existing under the laws of New York.

     3.   ICC Handels A.G.

          a.    Business Address: Chamerstrasse 12 C, Postfach 6304
                Zug, Switzerland


          b. Present Principal Business: ICC Handels A.G. is part of a group engaged in the making, marketing and distributing chemicals, plastics and pharmaceutical products

          c. Criminal Proceedings: ICC Handels A.G. has not, during the last five years been convicted in a criminal proceeding.

          d. Civil Proceedings: ICC Handels A.G., during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e. Citizenship: ICC Handels A.G. is a corporation organized and existing under the laws of Switzerland.

          Attached as Schedule A is information concerning each executive officer and director of ICC Industries Inc. Attached as Schedule B is information concerning each director of ICC Handels A.G. Attached as Schedule C is information concerning each executive officer and director of ICC Trading Inc. Schedules A through C each are incorporated into and made part of Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          ICC Industries Inc. and ICC Handels A.G. used working capital to make these acquisitions.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          On April 25, 2003, Dr. John J. Farber, the Chairman of ICC Industries, delivered a letter to the Board of Directors of the Company expressing an intent to make a tender for shares of the Company. Under the terms of the proposed tender offer, ICC Industries Inc., through one of the companies in the ICC Group, would purchase all of the ordinary shares of NIS 1 par value of the Company at NIS 0.45 per ordinary share.

          Each of the Reporting Persons may acquire additional securities or sell securities of the issuer from time to time in market or in private market transactions.

          Each Reporting person reserves the right not to pursue the tender offer or to propose a different kind or transaction.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     1.   John J. Farber

          a.    Amount beneficially owned: 23,251,897.

          b.    Percent of class: 55.16%.

          c.    Number of shares as to which such person has:

                i.   Sole power to vote or direct the vote 23,251,897.

                ii.  Shared power to vote or direct the vote -0-.

                iii. Sole power to dispose or direct the disposition
                     of 23,251,897.

                iv.  Shared power to dispose or direct the disposition of -0-

     2.   ICC Industries, Inc.

          a.    Amount beneficially owned: 23,251,897.

          b.    Percent of class: 55.16%.

          c.    Number of shares as to which such person has:

                i.   Sole power to vote or direct the vote 23,251,897.

                ii.  Shared power to vote or direct the vote -0-.

                iii. Sole power to dispose or direct the disposition
                     of 23,251,897.

                iv.  Shared power to dispose or direct the disposition of -0-.

     3.   ICC Handels A.G.

          a.    Amount beneficially owned: 21,757,311.

          b.    Percent of class: 51.61%

          c.    Number of shares as to which such person has:

                i.   Sole power to vote or direct the vote 21,757,311.

                ii.  Shared power to vote or direct the vote -0-.

                iii. Sole power to dispose or direct the disposition
                     of 21,757,311.

                iv.  Shared power to dispose or direct the disposition of -0-.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY
          ----------------------------------------------------------------------

          None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Exhibit A:  Agreement of Joint Filing.

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him, or her as the case may be, is true, complete and correct.

Dated:  May 2, 2003


                                                /s/ John J. Farber
                                                --------------------------------
                                                John J. Farber

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him, or her, as the case may be, is true, complete and correct.

Dated:  May 2, 2003


                                                ICC INDUSTRIES INC.

                                                By: /s/ John L. Oram
                                                --------------------------------
                                                Name:   John L. Oram
                                                Title:  President

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him, or her, as the case may be, is true, complete and correct.

Dated:  May 2, 2003


                                                ICC HANDELS A.G.

                                                By: /s/ John J. Farber
                                                   -----------------------------
                                                   Authorized Signatory

                                   SCHEDULE A

             DIRECTORS AND EXECUTIVE OFFICERS OF ICC INDUSTRIES INC.


          Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is c/o ICC Industries Inc., 460 Park Avenue, New York, NY 10022, each occupation set opposite the individuals' name refers to such individuals' position with ICC Industries Inc.

JOHN J. FARBER                                   Director and Chairman
Director and Executive Officer

JOHN L. ORAM *                                   President
Executive Officer

MAYA FABER                                       Director
Director

SANDRA R. FARBER                                 Director and Vice President
Director and Executive Officer

DEBORAH FARBER                                   Director
Director

MICHAEL FARBER                                   Director
Director

CLAUDIA SULLIVAN                                 Director
Director

GERALD UNGER                                     Vice President
Executive Officer

SUSAN L. AIBINDER                                Vice President and Treasurer
Executive Officer

PAUL FALICK                                      Vice President, General Counsel
Executive Officer                                and Secretary


---------------
*    John L. Oram is a British citizen.

                                   SCHEDULE B

                          DIRECTORS OF ICC HANDELS A.G.


          Unless otherwise indicated, each individual is a Swiss citizen. If no address is given, the director's business address is c/o ICC Handels A.G., Chamerstrasse 12 C, Postfach 6304 Zug, Switzerland, each occupation set opposite the individuals' name refers to such individuals' position with ICC Handel A.G.

JOHN J. FARBER *                                 Director
Director

MARKUS BERNI                                     Director
Director

FRANZ SCHENKER                                   Director
Director


---------------
* John J. Farber is a U.S. citizen. His address is c/o ICC Industries Inc., 460 Park Avenue, New York, New York 10022.

                                   SCHEDULE C

              DIRECTORS AND EXECUTIVE OFFICERS OF ICC TRADING INC.


          Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is c/o ICC Industries Inc., 460 Park Avenue, New York, NY 10022, each occupation set opposite the individuals' name refers to such individuals' position with ICC Trading Inc.

WILLIAM R. BRUNGER                               President
Executive Officer

NAVEEN CHANDRA                                   Executive Vice President
Executive Officer

SUSAN L. AIBINDER                                Vice President & Treasurer
Executive Officer

SANDRA R. FARBER                                 Director and Vice President
Director and Executive Officer

PAUL FALICK                                      Vice President & Secretary
Executive Officer

JOHN J. FARBER                                   Director
Director

JOHN L. ORAM *                                   Director
Director


---------------
*    John L. Oram is a British citizen.

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING
                     ELECTROCHEMICAL INDUSTRIES (1952) LTD.
                     --------------------------------------


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 2nd day of May, 2003.


                                                /s/ John J. Farber
                                                --------------------------------
                                                John J. Farber


                                                ICC INDUSTRIES INC.


                                                By: /s/ John L. Oram
                                                   -----------------------------
                                                   Name:  John L. Oram
                                                   Title: President


                                                ICC HANDELS A.G.


                                                By: /s/ John J. Farber
                                                   -----------------------------
                                                   Authorized Signatory